Exhibit 19.1

Dominari Holdings Inc. Insider Trading Policy

Adopted and Approved December 5, 2022

1.	Policy Statement

This Insider Trading Policy (“Policy”) provides guidelines to directors, officers, employees, contractors, consultants and other related individuals (including members of the immediate family or household of any such person) of Dominari Holdings Inc. (the “Company”) with respect to trading in the Company’s securities. This Policy (and/or a summary thereof) is to be delivered to all employees, consultants and related individuals who are within the categories of covered persons upon the commencement of their relationships with the Company.

2.	Background

This Policy is applicable to the Company’s directors, officers, employees, contractors, consultants and other related individuals (including members of the immediate family or household of any such person) with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom the Company has a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public in breach of a duty of trust or confidence which is owed, directly or indirectly to the company, its shareholders or another person who is the source of the material non-public information (“Material Non-Public information”). These laws also prohibit persons who are aware of Material Non-Public Information from disclosing this information to others who may trade. Companies and their controlling persons may also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. The Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”), as well as the stock exchanges, investigate and are very effective at detecting insider trading. The SEC and the Department of Justice pursue insider trading violations vigorously. Cases have been successfully prosecuted against employees trading through foreign accounts, against employees and their family members and friends trading shortly before a material announcement, including trading involving only a small number of shares or only a few thousand dollars. In addition, the government agencies are also aggressively working to identify and prosecute individuals who trade in the securities of other public companies based on Material Non-Public Information gleaned from the individual’s employer.

This policy is designed to prevent insider trading or allegations of insider trading, to protect the Company’s reputation for integrity and ethical conduct, and to assist you to comply with certain laws. It is your obligation to understand and comply with this policy. If you have any questions regarding this policy, please contact the Company’s Chief Executive Officer (“CEO”), or such other person as may be designated by the CEO or the Board of Directors.

3.	Applicability

This Policy applies to purchases, sales, hedges, shorts, or any other direct or indirect transaction (a “Transaction”) in the Company’s securities including common stock, options for common stock, and any other securities issued by the Company such as preferred stock, warrants and convertible debentures (collectively referred to herein as “Securities”). This policy also applies to any other derivative securities, including those not issued by the Company, such as exchange-traded options. In addition, this policy also covers the securities of other companies about which you may have Material Non-Public Information from time to time because of the Company’s relationship with those companies (supplier, customer, potential acquirer, etc.).

This Policy applies to directors, officers, employees, consultants, and contractors of the Company and its subsidiaries, who receive or have access to Material Non-Public Information (as defined below) regarding the Company. This group of people, as well as members of their immediate families and households, are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Non- Public Information from an Insider.

Any person who possesses Material Non-Public Information regarding the Company is an Insider for so long as the information is not publicly known.

4.	Definition of Material Non-Public Information

It is not possible to define all categories of “material”. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor considering a Transaction in the Company’s securities.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered Material Non-Public Information so long as the information has not been publicly disclosed by authorized officers of the Company in a press release, by filing a Current Report on Form 8-K, or by some other authorized method. Examples include:

●	Financial results, including material line items, and forecasts of results or operations

●	Confirmation of the Company’s performance against any disclosed guidance

●	Execution or termination of significant contracts

●	News of a pending or proposed merger or other acquisition

●	News of the acquisition or disposition of significant assets

●	Patent or other intellectual property milestones

●	Significant developments involving corporate relationships

●	Important product announcements

●	Significant product defects or modifications

●	Stock splits or combinations

●	Changes in dividend policy

●	New equity or debt offerings

●	Positive or negative developments regarding litigation, whether actual or threatened

●	Changes in senior management

●	Changes in accountants

5.	Specific Guidelines

A.	Trading on Material Non-Public Information.

An Insider shall not engage in any Transaction while in possession of Material Non- Public Information. Section 8 describes a limited number of exceptions. This trading restriction begins on the date Inside Information is acquired, and ends at the earlier of (i) the end of the second full Trading Day after public disclosure of the information, or (ii) at such time as such Material Non-Public Information is no longer material. “Trading Day” means a day on which the NASDAQ Stock Market (“NASDAQ”) is open for trading.

B.	Short Sales.

Short Sales are never permitted. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a “short against the box”). Transactions in certain put and call options are also considered a short sale.

C.	Tipping.

No Insider shall disclose (“tip”) Material Non-Public Information to any other person (including family members, co-workers, or other business associates) where such information may be used for profit by trading in the securities of companies to which such information relates. The evidence from SEC cases is that anyone to whom you tell Material Non-Public Information may be tempted to trade or to tell others who will trade.

D.	Confidentiality and Safeguarding of Material Non-Public Information.

Material Non-Public Information relating to the Company or its business is the property of the Company, and the unauthorized disclosure of such information is prohibited. You have promised to maintain the confidentiality of the Company’s important information in your employee agreement and you should review it terms. The following practices should help prevent the misuse of confidential information:

1.	Avoid discussing confidential information in places where you may be overheard such as on elevators, in restaurants and clubs, and on airplanes.

2.	When possible, avoid discussing confidential information on cellular or speaker phones.

3.	Do not discuss Company information with relatives or social acquaintances.

4.	Do not give your computer IDs and passwords to any other person.

5.	Password protect computers and log off when they are not in use.

6.	Always put confidential documents in a locked desk or office when not being used.

7.	Comply with the specific terms of any confidentiality agreement with a third party.

8.	All physical (including electronic) copies of confidential information must be returned upon termination of employment. Copies of Company information may not be retained.

9.	Any inquiry received from outside the Company, such as from a stock analyst, shareholder, or reporter should be referred to the Company’s CEO.

6.	Trading Guidelines and Requirements

A.	Black-Out Period and Trading Window.

The period beginning at the end of each quarter until the release of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock. This is because Insiders will often possess Material Non-Public Information about the financial results for the quarter.

This period of time is referred to as a “black-out” period (“Black-out Period”), during which directors, executive officers, direct reports of directors and executive officers, and all employees of the finance department are prohibited from completing any Transactions during such period. Consultants and contractors working for these individuals are also subject to this prohibition.

The Company requires that Insiders refrain from Transactions involving the Company’s Securities during any Black-Out Period. The Quarterly Black-Out Period is as follows:

The trading window is closed beginning at 9 a.m. on the calendar day that is 5 days before the end of each calendar quarter and reopens at 9 a.m. on the third Trading Day after the Company filed the SEC reports, if required, for that applicable quarter.

The Company may institute other Black-Out Periods when there are material developments known to the Company that have not yet been disclosed to the public. These Black-Out Periods end at the close (5:00 p.m.) of the second (2nd) full Trading Day after public disclosure of the information, or at such time as the information is no longer material.

The prohibition against Transactions during a black-out period includes the fulfillment of “limit orders” by any broker. The broker with whom a limit order is placed must be advised of the black-out provisions when the order is placed.

The Trading Window is a term which is used to describe whether Insiders can complete Transactions. When the Trading Window is “open” Insiders may complete Transactions if they are not otherwise in possession of Material Non-Public Information. When the Trading Window is “closed”, such as during Black-Out Periods, transactions may not be completed. Employees are encouraged to contact the CEO before completing Transactions to determine whether the Trading Window is open or closed.

B.	Pre-Clearance.

Even when the Trading Window is open, any person possessing Material Non-Public Information concerning the Company should not engage in any Transactions until such information has been known publicly for at least two Trading Days, whether or not the Company has advised that person that he or she should not trade. Transactions in the Company’s securities when the Trading Window is “open” do not be necessarily fall within a “safe harbor,” and all directors, executive officers and other persons should use good judgment at all times.

Any trading is prohibited during Black-Out Period. At all other times all directors and executive officers must notify the CEO, or the other person designated by the CEO or the Board of Directors, at least 2 Trading Days prior to the desired trade date and you may not trade if you do not receive approval to trade on that date.

●	Pre-Clearance Procedures. The Company’s directors and executive officers are required to seek preclearance of their transactions in securities of the Company. Directors and executive officers, and employees with access to or in possession of information which may or may not be Material Non-Public Information, together with their family members and other members of their household, should not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s CEO or the other person designated by the CEO or Board of Directors. A request for pre-clearance may be submitted in writing in to the CEO in advance of the proposed transaction. The CEO is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to approve the timing of the transactions for any reason (which may be unstated).

C.	Short Swing Trading and Filing Obligations.

●	Short-Swing Trading. Directors and executive officers are prohibited by the federal securities laws from buying and selling, or selling and buying, the Company’s common stock within six months of the prior opposite way transaction. Most derivatives in the Company’s common stock are also covered, as are certain movements in and out of the Company’s common stock in the 401(k) plan. There are exemptions and transactions which are not treated as “purchases” or “sales”. This is a complex area and you should consult counsel if you are contemplating transactions which may fall within the prohibition.

●	Filing Obligations. Certain individuals who are “affiliates” of the Company may be required to file Form 144 with the SEC before any transaction in the Company’s common stock. The Company’s directors and executive officers (and certain holders of 10% or more of the Company’s common stock) are required to file with the SEC within two business days after most transactions in the Company’s common stock. A Form 4 report must be timely filed to avoid violation of the securities laws. The Company is required to disclose late reports in its proxy statement. In addition, holders of more than 5% of the Company’s common stock may have additional filing requirements (Schedule 13D or Schedule 13G). You should consult with your own counsel regarding these obligations.

D.	Individual Responsibility.

Every Insider has a responsibility to comply with this Policy and the federal and state securities laws. An Insider may need to forego a proposed transaction even if it was planned before learning of the Material Non-Public Information and even though the Insider believes they may suffer a loss or lose profits by waiting. All individuals should speak with their own counsel and should not rely on the Company regarding the legality of their actions.

E.	Termination of Employment

An employee whose employment terminates during a Black-Out Period remains subject to that Black-Out Period until it ends.

7.	Applicability to Other Companies

This Policy also applies to Material Non-Public Information relating to other companies, including one with which the Company is discussing a proposed transaction and the Company’s distributors, vendors or suppliers (collectively, “Other Companies”). Insiders should treat Material Non-Public Information about Other Companies with the same care as information related directly to the Company.

8.	Certain Exceptions

A.	Equity Incentive Plan Transactions.

The exercise of stock options under one of the Company’s equity incentive plans (but not the sale of any shares issued upon such exercise into the market) is exempt since the other party to the transaction is the Company and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. Third party “cashless exercises” are not exempt from the prohibitions in this Policy because they involve sales into the market. Transactions involving other awards under the plans may or may not be exempt and should be pre-cleared.

B.	Bona Fide Gifts.

Bona fide gifts of Securities of the Company are generally exempt unless the gift is to a family member (who may be bound by the Policy or be a tippee) or to a charitable organization whose decision where to hold or sell the security is controlled, directly or indirectly by the Insider. You should consult with your counsel if you are uncertain about a gift.

C.	401(k) Contributions.

The purchase of Securities pursuant to systematic contributions to the Company’s 401(k) retirement plan is exempt. However, Employees are not permitted to make the following transactions during a Black-Out Period: (a) to increase or decrease the percentage of contributions allocated to the Company stock fund, (b) to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) to borrow money against a 401(k) account if the loan will result in a liquidation of some or all of the Company stock fund balance, or (d) to pre-pay a plan loan if the funds will be used to invest in the Company stock fund. Insiders in possession of Material Non-Public Information should also refrain from such transactions.

D.	10b5-1 Trading Plans.

Pursuant to SEC Rule 10b5-1, directors, officers and employees may establish written plans which permit automatic trading of the Company’s stock through a third-party broker. Each plan must be reviewed by the Company’s counsel to confirm compliance with this policy and the applicable securities laws. Once implemented, Transactions shall not be subject to the limitations and restrictions of this Policy. Transactions may occur even during Black-out periods or when an individual holds Material Non-Public Information provided such transactions are in accordance with the 10b5-1 Plan. Plans may not be adopted or amended while an Insider is in possession of Material Non-Public Information.

9.	Potential Criminal and Civil Liability

The SEC, the stock exchanges and the NASDAQ use sophisticated techniques to uncover insider trading. Violations of this Policy can result in significant financial penalties and other actions, including those described below:

A.	Liability for Insider Trading.

Pursuant to federal and state securities laws, Insiders may be subject to criminal penalties of up to $1,000,000 and up to ten years in jail, plus civil penalties of up to three times the profit gained or loss avoided, for engaging in Transactions in the Company’s Securities when in possession of Material Non-Public Information.

B.	Liability for Tipping.

Insiders may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information or to whom they have made recommendations or expressed opinions based on Material Non-Public Information. The SEC has imposed liability even when the disclosing person did not profit from the trading.

C.	Enforcement.

The Company will take disciplinary action to cause the disgorgement of any gains made in violation of the Policy. Further disciplinary action may include the termination of employment.

10.	Amendments.

This Policy may be amended from time to time by the Company’s Board of Directors.

11	Inquiries

All questions regarding the matters discussed in this Policy should be directed to the CEO or another person designated by the CEO or the Board of Directors.